PH 713-547-8900	Vanderkam & Associates 406 McGowen Street Houston, Texas 77006 E-mail hpv@v-slaw.com July 20, 2011	Fax 713-547-8905

Daniel Greenspan

Laura Crotty

United States Securities & Exchange Commission

Washington, D.C. 20549

Re: Nerium Biotechnology, Inc.

Form 20-FR12G

File No. 000-54051

Dear Madam & Gentleman:

This letter is in response to your letter of July 19, 2011 to Mr. Dennis R. Knocke, President of Nerium Biotechnology, Inc. (“Nerium”).

Background. The inventory write off which occurred during fiscal 2009, was a non-recurring event. The sequence of events which gave rise to the write-off were that Nerium Salud Integral, Nerium’s subsidiary, received a shipment of Anvirzel , which when tested, was acceptable, and sales commenced from this shipment. Subsequent thereto, but while there was still a significant supply from the first shipment, Nerium Salud Integral received a second shipment which, when tested, was of a much higher quality than the initial shipment. Accordingly, all subsequent sales were of product from the second shipment, and the remainder of the first shipment continued to age in inventory and became outdated. Because Anvirzel has a pharmaceutical life of less than a year, the expiration date on the balance of the initial shipment passed, and the product could no longer be sold. Because this is a pharmaceutical product, it is regulated by the Honduran government and cannot be disposed of without an inspection by, and approval of, the appropriate governmental agency. This process was completed in fiscal 2009, and the inventory written off in the same year. Subsequent thereto, the manufacturing process and quality control have improved, and shipments are now much more uniform as to quality. The combination of inventory turnover, shelf life and improved production scheduling, in addition to smaller quantities now being ordered and received, insures that all inventory is now sold long before the expiration date.

Responces.

1.
Expiration dates are considered when recording inventories at the lower of cost or net realizable value. Although under current conditions it is unlikely, if it was likely that a portion of the inventory would not be sold before the expiration date, it would be written-of as un-useable.

2.
Inventories are maintained by batches which have uniform expiration dates. Were a batch proven to be too large to sell, given the then current sales level, it would be written down by the number of vials that Nerium Salud Integral believed it would be unable to sell before the expiration date. The inventory is written off because by law, Nerium Salud Integral is not able to sell the product after its expiration date as it is a pharmaceutical product.

3.
There has only been one instance of expired inventory (see Background above) and that was in calendar year 2009. During the first quarter of that year, 1444 vials of Anvirzel passed their expiration date and Nerium Salud Integral took an inventory charge of $29,230. There has been no expired inventory at any other balance sheet date.

4.
The only prohibition to the write off of inventory under Honduran law,  is that it be inspected and the expiry actually has occurred. The purpose of this is that, since Anvirzel is a pharmaceutical product, it can only be sold pursuant to governmental regulation.  If it were written off and disposed without proper inspection and approval, it would create the possibility of circumventing the rules relating to the sale of Anvirzel, and possibly creating a black market in the product. Since we have no expired inventory on our books, nor is there any expired inventory which was previously written down, but which has not received government approval. As previously stated, the prior write down was a one-time event.

Please contact the undersigned directly, should you have any further questions or comments, or need any further information.

Sincerely Yours,

/s/Hank Vanderkam

Hank Vanderkam, Esq.